June 30, 2006

# International Bond Fund

*Semiannual Report – Financial Statements*

T. Rowe Price®

| FINANCIAL HIGHLIGHTS | | | | | For a share outstanding throughout each period | |

**Investor Class**

| | 6 Months Ended 6/30/06‡ | Year Ended 12/31/05‡ | 12/31/04 | 12/31/03 | 12/31/02 | 12/31/01 |
|---|---|---|---|---|---|---|
| **NET ASSET VALUE** | | | | | | |
| Beginning of period | $ 9.40 | $ 10.69 | $ 10.25 | $ 9.29 | $ 7.86 | $ 8.47 |
| | | | | | | |
| Investment activities | | | | | | |
| Net investment income | 0.14 | 0.27 | 0.25 | 0.25 | 0.25 | 0.32 |
| Net realized and unrealized gain (loss) | 0.19 | (1.13) | 0.88 | 1.46 | 1.43 | (0.61) |
| Total from investment activities | 0.33 | (0.86) | 1.13 | 1.71 | 1.68 | (0.29) |
| | | | | | | |
| Distributions | | | | | | |
| Net investment income | (0.14) | (0.15) | (0.25) | (0.25) | (0.25) | – |
| Net realized gain | (0.09) | (0.28) | (0.44) | (0.50) | – | – |
| Tax return of capital | – | – | – | – | – | (0.32) |
| Total distributions | (0.23) | (0.43) | (0.69) | (0.75) | (0.25) | (0.32) |
| | | | | | | |
| **NET ASSET VALUE** | | | | | | |
| **End of period** | **$ 9.50** | **$ 9.40** | **$ 10.69** | **$ 10.25** | **$ 9.29** | **$ 7.86** |

**Ratios/Supplemental Data**

| | | | | | | |
|---|---|---|---|---|---|---|
| **Total return^** | **3.59%** | **(8.18)%** | **11.40%** | **18.77%** | **21.80%** | **(3.41)%** |
| Ratio of total expenses to average net assets | 0.85%† | 0.86% | 0.88% | 0.91% | 0.93% | 0.95% |
| Ratio of net investment income to average net assets | 3.07%† | 2.67% | 2.46% | 2.58% | 3.01% | 3.98% |
| Portfolio turnover rate | 117.8%† | 103.7% | 69.7% | 38.5% | 113.9% | 107.6% |
| Net assets, end of period (in millions) | $ 1,808 | $ 1,594 | $ 1,663 | $ 1,306 | $ 1,058 | $ 762 |

‡ Per share amounts calculated using average shares outstanding method.

^ Total return reflects the rate that an investor would have earned on an investment in the fund during each period, assuming reinvestment of all distributions and payment of no redemption or account fees.

† Annualized

The accompanying notes are an integral part of these financial statements.

# T. Rowe Price International Bond Fund

Unaudited

| FINANCIAL HIGHLIGHTS | For a share outstanding throughout each period |

**Advisor Class**

| | 6 Months Ended 6/30/06‡ | Year Ended 12/31/05‡ | 12/31/04 | 12/31/03 | 12/31/02 | 12/31/01 |
|---|---|---|---|---|---|---|
| **NET ASSET VALUE** | | | | | | |
| Beginning of period | $ 9.39 | $ 10.68 | $ 10.24 | $ 9.28 | $ 7.85 | $ 8.47 |
| | | | | | | |
| Investment activities | | | | | | |
| Net investment income | 0.14 | 0.25 | 0.24 | 0.24 | 0.24 | 0.31* |
| Net realized and unrealized gain (loss) | 0.18 | (1.12) | 0.88 | 1.46 | 1.43 | (0.62) |
| Total from investment activities | 0.32 | (0.87) | 1.12 | 1.70 | 1.67 | (0.31) |
| | | | | | | |
| Distributions | | | | | | |
| Net investment income | (0.14) | (0.14) | (0.24) | (0.24) | (0.24) | – |
| Net realized gain | (0.09) | (0.28) | (0.44) | (0.50) | – | – |
| Tax return of capital | – | – | – | – | – | (0.31) |
| Total distributions | (0.23) | (0.42) | (0.68) | (0.74) | (0.24) | (0.31) |
| | | | | | | |
| **NET ASSET VALUE** | | | | | | |
| **End of period** | **$ 9.48** | **$ 9.39** | **$ 10.68** | **$ 10.24** | **$ 9.28** | **$ 7.85** |

**Ratios/Supplemental Data**

| | | | | | | |
|---|---|---|---|---|---|---|
| **Total return^** | **3.39%** | **(8.36)%** | **11.24%** | **18.62%** | **21.65%** | **(3.73)%*** |
| Ratio of total expenses to average net assets | 1.03%† | 1.05% | 1.03% | 1.06% | 1.08% | 1.15%* |
| Ratio of net investment income to average net assets | 2.89%† | 2.50% | 2.31% | 2.43% | 2.82% | 3.28%* |
| Portfolio turnover rate | 117.8%† | 103.7% | 69.7% | 38.5% | 113.9% | 107.6% |
| Net assets, end of period (in thousands) | $ 111,856 | $ 85,009 | $ 68,270 | $ 50,217 | $ 14,760 | $ 5,026 |

‡ Per share amounts calculated using average shares outstanding method.

* Excludes expenses in excess of a 1.15% contractual expense limitation in effect through 4/30/06.

^ Total return reflects the rate that an investor would have earned on an investment in the fund during each period, assuming reinvestment of all distributions and payment of no redemption or account fees.

† Annualized

The accompanying notes are an integral part of these financial statements.

## Portfolio of Investments †

(Cost and value in $ 000s)

| | Par/Shares | Value |
|---|---|---|
| **AUSTRALIA 0.1%** | | |
| **Corporate Bonds 0.1%** | | |
| Australia & New Zealand Banking Group 4.45%, 2/5/15 (EUR) (1) | 1,223,000 | 1,581 |
| Westpac Banking, 2.875%, 6/25/08 (EUR) | 659,000 | 828 |
| Total Australia (Cost $2,362) | | 2,409 |
| **AUSTRIA 2.5%** | | |
| **Government Bonds 2.5%** | | |
| Republic of Austria, 5.50%, 1/15/10 | 17,634,000 | 23,787 |
| Republic of Austria, 5.875%, 7/15/06 | 16,928,000 | 21,647 |
| Republic of Austria, 6.25%, 7/15/27 | 1,504,000 | 2,431 |
| Total Austria (Cost $42,007) | | 47,865 |
| **BELGIUM 2.4%** | | |
| **Corporate Bonds 0.1%** | | |
| Elia System Operator, 4.75%, 5/13/14 | 1,573,000 | 2,047 |
| | | 2,047 |
| **Government Bonds 2.3%** | | |
| Kingdom of Belgium, 4.25%, 9/28/13 | 23,850,000 | 30,995 |
| Kingdom of Belgium, 5.00%, 3/28/35 | 2,633,000 | 3,709 |
| Kingdom of Belgium, 6.25%, 3/28/07 | 7,617,000 | 9,936 |
| | | 44,640 |
| Total Belgium (Cost $44,858) | | 46,687 |
| **BRAZIL 1.3%** | | |
| **Government Bonds 1.3%** | | |
| Brazil Letra Tesouro Nacional, Zero Coupon, 1/1/08 | 12,400,000 | 4,641 |
| Brazil Notas Do Tesouro Nacional, 6.00%, 5/15/09 | 3,485,000 | 2,298 |
| Brazil Notas Do Tesouro Nacional, 6.00%, 8/15/10 | 3,320,000 | 2,102 |

| | Par/Shares | Value |
|---|---|---|
| (Cost and value in $ 000s) | | |
| Brazil Notas Do Tesouro Nacional, 6.00%, 5/15/15 | 7,961,000 | 4,598 |
| Brazil Notas Do Tesouro Nacional, 6.00%, 8/15/24 | 7,738,000 | 4,255 |
| Brazil Notas Do Tesouro Nacional, 6.00%, 5/15/45 | 8,784,000 | 4,509 |
| Brazil Notas Do Tesouro Nacional, 10.00%, 1/1/14 | 5,490,000 | 1,996 |
| Total Brazil (Cost $26,530) | | 24,399 |
| **CANADA 2.0%** | | |
| **Government Bonds 2.0%** | | |
| Government of Canada, 5.00%, 6/1/14 | 16,160,000 | 14,906 |
| Government of Canada, 5.75%, 6/1/33 | 3,935,000 | 4,143 |
| Province of Ontario, 5.00%, 3/8/14 | 13,223,000 | 11,995 |
| Province of Quebec, 9.375%, 1/16/23 | 5,870,000 | 7,700 |
| Total Canada (Cost $37,986) | | 38,744 |
| **CAYMAN ISLANDS 0.1%** | | |
| **Corporate Bonds 0.1%** | | |
| BES, 6.25%, 5/17/11 (EUR) | 1,129,000 | 1,561 |
| Total Cayman Islands (Cost $1,553) | | 1,561 |
| **DENMARK 1.0%** | | |
| **Corporate Bonds 0.1%** | | |
| Nordic Telephone, 8.25%, 5/1/16 (EUR) (2)(3) | 765,000 | 999 |
| | | 999 |
| **Government Bonds 0.9%** | | |
| Kingdom of Denmark, 5.00%, 11/15/13 | 83,415,000 | 15,157 |
| Kingdom of Denmark, 7.00%, 11/10/24 | 11,285,000 | 2,574 |
| | | 17,731 |
| Total Denmark (Cost $17,970) | | 18,730 |

5

| | Par/Shares | Value |
|---|---|---|
| (Cost and value in $ 000s) | | |

### FINLAND 0.4%

**Corporate Bonds 0.1%**

| | | |
|---|---|---|
| Nordea Bank, 5.75%, 3/26/14 | 1,598,000 | 2,135 |
| | | 2,135 |

**Government Bonds 0.3%**

| | | |
|---|---|---|
| Republic of Finland, 5.00%, 7/4/07 | 4,233,000 | 5,494 |
| | | 5,494 |
| Total Finland (Cost $6,323) | | 7,629 |

### FRANCE 11.5%

**Corporate Bonds 0.8%**

| | | |
|---|---|---|
| Aventis, 4.25%, 9/15/10 | 1,411,000 | 1,810 |
| BNP Paribas, 5.25%, 12/17/12 | 1,129,000 | 1,522 |
| Credit Agricole, 5.00%, 6/29/49 (GBP) (1) | 2,000,000 | 3,484 |
| France Telecom, 7.00%, 12/23/09 | 1,463,000 | 2,034 |
| France Telecom, 8.125%, 1/28/33 | 286,000 | 477 |
| Gie Suez Alliance, 5.125%, 6/24/15 (3) | 1,129,000 | 1,499 |
| Lafarge, 5.00%, 7/16/14 | 1,000,000 | 1,279 |
| Veolia Environment, 4.875%, 5/28/13 | 1,100,000 | 1,422 |
| Vivendi Environment, 5.875%, 2/1/12 | 931,000 | 1,268 |
| | | 14,795 |

**Government Bonds 10.7%**

| | | |
|---|---|---|
| Republic of France, 4.00%, 10/25/14 | 23,100,000 | 29,467 |
| Republic of France, 4.50%, 7/12/06 | 30,000,000 | 38,345 |
| Republic of France, 5.00%, 10/25/16 | 7,054,000 | 9,699 |
| Republic of France, 5.50%, 4/25/10 | 45,080,000 | 61,099 |
| Republic of France, 5.50%, 4/25/29 | 19,749,000 | 29,464 |

| (Cost and value in $ 000s) | Par/Shares | Value |
|---|---|---|
| Republic of France, 5.75%, 10/25/32 | 23,794,000 | 37,027 |
| | | 205,101 |
| Total France (Cost $210,866) | | 219,896 |
| **GERMANY 15.8%** | | |
| **Corporate Bonds 2.3%** | | |
| Deutsche Bank, 5.125%, 1/31/13 | 1,317,000 | 1,750 |
| Deutsche Telekom, 6.625%, 7/11/11 | 1,411,000 | 1,979 |
| Energie Baden Wurttemberg Finance, 5.875%, 2/28/12 | 1,129,000 | 1,551 |
| KFW, 4.70%, 6/2/37 (CAD) (3) | 5,250,000 | 4,369 |
| KFW, 4.75%, 12/7/10 (GBP) | 16,246,000 | 29,632 |
| KFW, 5.50%, 12/7/15 (GBP) | 4,355,000 | 8,332 |
| | | 47,613 |
| **Government Bonds 13.5%** | | |
| Bundesrepublic, 3.25%, 7/4/15 (3) | 12,250,000 | 14,735 |
| Bundesrepublic, 4.00%, 1/4/37 (3) | 19,800,000 | 23,979 |
| Bundesrepublic, 4.25%, 1/4/14 | 31,700,000 | 41,156 |
| Bundesrepublic, 4.50%, 8/18/06 | 30,000,000 | 38,402 |
| Bundesrepublic, 4.50%, 1/4/13 | 34,600,000 | 45,573 |
| Bundesrepublic, 4.75%, 7/4/28 | 8,998,000 | 12,174 |
| Bundesrepublic, 4.75%, 7/4/34 | 7,383,000 | 10,070 |
| Bundesrepublic, 5.50%, 1/4/31 | 10,985,000 | 16,460 |
| Bundesrepublic, 6.00%, 7/4/07 | 40,572,000 | 53,154 |
| | | 255,703 |
| Total Germany (Cost $298,535) | | 303,316 |

|  | Par/Shares | Value |
|---|---|---|
| (Cost and value in $ 000s) | | |
| **GREECE 0.1%** | | |
| **Government Bonds 0.1%** | | |
| Hellenic Republic, 4.60%, 5/20/13 | 2,163,000 | 2,837 |
| Total Greece (Cost $2,362) | | 2,837 |
| **HONG KONG 0.1%** | | |
| **Corporate Bonds 0.1%** | | |
| Hutchison Whampoa Finance, 5.875%, 7/8/13 (EUR) | 733,000 | 998 |
| Total Hong Kong (Cost $1,002) | | 998 |
| **HUNGARY 0.3%** | | |
| **Government Bonds 0.3%** | | |
| Republic of Hungary, 6.25%, 6/12/08 | 1,182,800,000 | 5,118 |
| Total Hungary (Cost $6,160) | | 5,118 |
| **IRELAND 0.9%** | | |
| **Corporate Bonds 0.3%** | | |
| Bank of Ireland, 6.45%, 2/10/10 | 1,504,000 | 2,070 |
| GE Capital UK Funding, 5.625%, 12/12/14 (GBP) | 1,504,000 | 2,827 |
| | | 4,897 |
| **Government Bonds 0.6%** | | |
| Republic of Ireland, 4.00%, 4/18/10 | 2,962,000 | 3,812 |
| Republic of Ireland, 5.00%, 4/18/13 | 5,737,000 | 7,784 |
| | | 11,596 |
| Total Ireland (Cost $13,432) | | 16,493 |

|  | Par/Shares | Value |
|---|---|---|
| (Cost and value in $ 000s) | | |

## ISRAEL 0.8%

### Government Bonds 0.8%

| | | |
|---|---|---|
| State of Israel, 7.50%, 3/31/14 | 67,800,000 | 16,094 |
| Total Israel (Cost $15,468) | | 16,094 |

## ITALY 6.2%

### Corporate Bonds 0.6%

| | | |
|---|---|---|
| Autostrade, 5.00%, 6/9/14 | 200,000 | 258 |
| Banca Intesa, 5.85%, 5/8/14 | 1,598,000 | 2,138 |
| Banca Monte Dei Paschi di Siena, 4.50%, 9/24/15 (Tender 9/24/10) (4) | 1,598,000 | 2,053 |
| Edison, 5.125%, 12/10/10 | 941,000 | 1,243 |
| Lottomativa, 4.80%, 12/22/08 (3) | 800,000 | 1,034 |
| Olivetti Finance, 5.875%, 1/24/08 | 379,000 | 499 |
| Olivetti Finance, 6.875%, 1/24/13 | 1,598,000 | 2,263 |
| Olivetti Finance, 7.75%, 1/24/33 | 282,000 | 426 |
| Sanpaolo IMI, 3.75%, 6/9/15 | 1,504,000 | 1,888 |
| | | 11,802 |

### Government Bonds 5.6%

| | | |
|---|---|---|
| Republic of Italy, 4.25%, 8/1/14 | 13,261,000 | 17,045 |
| Republic of Italy, 5.00%, 10/15/07 | 10,288,000 | 13,394 |
| Republic of Italy, 5.50%, 11/1/10 | 12,979,000 | 17,632 |
| Republic of Italy, 6.00%, 11/1/07 | 31,788,000 | 41,948 |
| Republic of Italy, 6.00%, 5/1/31 | 8,418,000 | 12,866 |
| Republic of Italy, 7.25%, 11/1/26 | 2,335,653 | 4,028 |
| | | 106,913 |
| Total Italy (Cost $97,917) | | 118,715 |

| (Cost and value in $ 000s) | Par/Shares | Value |
|---|---|---|
| **JAPAN 14.9%** | | |
| **Corporate Bonds 0.1%** | | |
| Mizuho Capital Investments, 5.02%, 6/29/49 (EUR) | 800,000 | 1,002 |
| Sumitomo Mitsui Bank, 4.375%, 12/31/49 (EUR) | 850,000 | 1,019 |
| | | 2,021 |
| **Government Bonds 14.8%** | | |
| Government of Japan, 0.50%, 6/20/08 | 8,765,000,000 | 76,081 |
| Government of Japan, 1.00%, 12/20/12 | 2,973,950,000 | 24,974 |
| Government of Japan, 1.00%, 6/10/16 | 2,319,738,400 | 20,097 |
| Government of Japan, 1.10%, 9/20/12 | 2,092,850,000 | 17,731 |
| Government of Japan, 1.30%, 12/20/13 | 4,293,250,000 | 36,321 |
| Government of Japan, 1.40%, 3/21/11 | 4,934,900,000 | 43,152 |
| Government of Japan, 1.50%, 3/20/15 | 936,000,000 | 7,952 |
| Government of Japan, 1.90%, 12/20/10 | 1,657,300,000 | 14,838 |
| Government of Japan, 1.90%, 3/20/25 | 1,347,250,000 | 11,120 |
| Government of Japan, 2.00%, 6/20/22 | 2,422,950,000 | 20,654 |
| Government of Japan, 2.00%, 12/20/33 | 909,900,000 | 7,164 |
| Government of Japan, 2.20%, 6/22/20 | 557,700,000 | 4,920 |
| | | 285,004 |
| Total Japan (Cost $294,004) | | 287,025 |
| **JERSEY 0.1%** | | |
| **Corporate Bonds 0.1%** | | |
| Travelers Insurance, 5.75%, 12/6/11 (GBP) | 1,504,000 | 2,834 |
| Total Jersey (Cost $2,731) | | 2,834 |

| (Cost and value in $ 000s) | Par/Shares | Value |
|---|---|---|
| **MALAYSIA 0.3%** | | |
| **Government Bonds 0.3%** | | |
| Government of Malaysia, 3.756%, 4/28/11 | 19,817,000 | 5,199 |
| Total Malaysia (Cost $5,270) | | 5,199 |
| **MEXICO 4.4%** | | |
| **Corporate Bonds 0.5%** | | |
| Pemex Project Funding Master Trust, 5.75%, 12/15/15 (USD) (3) | 8,720,000 | 7,979 |
| Pemex Project Funding Master Trust, 6.25%, 8/5/13 (EUR) | 1,100,000 | 1,481 |
| | | 9,460 |
| **Government Bonds 3.9%** | | |
| United Mexican States, 8.00%, 12/24/08 | 236,600,000 | 20,901 |
| United Mexican States, 8.00%, 12/17/15 | 91,310,000 | 7,533 |
| United Mexican States, 9.00%, 12/22/11 | 340,073,000 | 30,709 |
| United Mexican States, 9.00%, 12/20/12 | 43,250,000 | 3,880 |
| United Mexican States, 9.50%, 12/18/14 | 127,455,000 | 11,607 |
| | | 74,630 |
| Total Mexico (Cost $87,021) | | 84,090 |
| **NETHERLANDS 1.9%** | | |
| **Corporate Bonds 0.5%** | | |
| Bank Nederlandse Gemeenten, 4.00%, 7/15/14 | 800,000 | 1,010 |
| ING Bank, 5.50%, 1/4/12 | 1,129,000 | 1,529 |
| Nell AF SARL, 8.375%, 8/15/15 (2) | 900,000 | 1,161 |
| Rabobank Nederland, 3.125%, 7/19/10 | 800,000 | 993 |
| RWE Finance, 5.375%, 4/18/08 | 847,000 | 1,112 |
| RWE Finance, 6.375%, 6/3/13 (GBP) | 1,504,000 | 2,929 |
| | | 8,734 |

| | Par/Shares | Value |
|---|---:|---:|
| (Cost and value in $ 000s) | | |
| **Government Bonds 1.4%** | | |
| Government of Netherlands, 5.00%, 7/15/11 | 5,831,000 | 7,835 |
| Government of Netherlands, 5.25%, 7/15/08 | 10,346,000 | 13,643 |
| Government of Netherlands, 5.50%, 1/15/28 | 4,266,000 | 6,344 |
| | | 27,822 |
| Total Netherlands (Cost $32,289) | | 36,556 |
| **NIGERIA 0.0%** | | |
| **Common Stocks 0.0%** | | |
| Central Bank of Nigeria, Warrants, 11/15/20 (USD) (5) | 250 | 38 |
| Total Nigeria (Cost $0) | | 38 |
| **POLAND 1.2%** | | |
| **Government Bonds 1.2%** | | |
| Republic of Poland, 5.75%, 6/24/08 | 31,600,000 | 10,041 |
| Republic of Poland, 6.00%, 5/24/09 | 42,060,000 | 13,438 |
| Total Poland (Cost $23,725) | | 23,479 |
| **PORTUGAL 2.0%** | | |
| **Government Bonds 2.0%** | | |
| Republic of Portugal, 3.00%, 7/17/06 | 26,333,000 | 33,648 |
| Republic of Portugal, 5.15%, 6/15/11 | 3,668,000 | 4,938 |
| Total Portugal (Cost $36,525) | | 38,586 |
| **RUSSIA 0.5%** | | |
| **Corporate Bonds 0.1%** | | |
| Gaz Capital, 4.56%, 12/9/12 (EUR) | 800,000 | 976 |
| | | 976 |

|  | Par/Shares | Value |
|---|---|---|
| (Cost and value in $ 000s) | | |
| **Government Bonds 0.4%** | | |
| Russian Federation, 5.00%, 3/31/30 (USD) (4) | 8,800,000 | 9,383 |
| | | 9,383 |
| Total Russia (Cost $10,361) | | 10,359 |
| **SOUTH AFRICA 0.9%** | | |
| **Government Bonds 0.9%** | | |
| Republic of South Africa, 5.25%, 5/16/13 (EUR) | 750,000 | 970 |
| Republic of South Africa, 13.00%, 8/31/10 (3) | 96,068,000 | 15,449 |
| Total South Africa (Cost $18,224) | | 16,419 |
| **SPAIN 2.7%** | | |
| **Corporate Bonds 0.1%** | | |
| Banco Bilbao Vizcaya Argentaria, 4.50%, 11/12/15 (Tender 11/12/10) | 800,000 | 1,030 |
| Telefonica Europe, 5.125%, 2/14/13 | 800,000 | 1,036 |
| | | 2,066 |
| **Government Bonds 2.6%** | | |
| Kingdom of Spain, 4.00%, 1/31/10 | 1,434,000 | 1,847 |
| Kingdom of Spain, 5.75%, 7/30/32 | 3,950,000 | 6,127 |
| Kingdom of Spain, 6.00%, 1/31/08 | 32,164,000 | 42,614 |
| | | 50,588 |
| Total Spain (Cost $41,555) | | 52,654 |
| **SUPRANATIONAL 2.6%** | | |
| **Corporate Bonds 2.6%** | | |
| Eurofima, 6.50%, 8/22/11 (AUD) | 17,305,000 | 13,023 |
| European Investment Bank, 6.00%, 7/15/09 (NZD) (3) | 21,450,000 | 12,786 |

| (Cost and value in $ 000s) | Par/Shares | Value |
|---|---|---|
| European Investment Bank, 6.50%, 9/10/14 (NZD) | 39,470,000 | 23,845 |
| Total Supranational (Cost $54,104) | | 49,654 |
| **SWEDEN 1.4%** | | |
| **Corporate Bonds 0.2%** | | |
| Svenska Handelsbanken, 6.125%, 3/29/49 (GBP) | 1,504,000 | 2,825 |
| Vattenfall Treasury, 6.00%, 4/3/09 (EUR) | 781,000 | 1,050 |
| | | 3,875 |
| **Government Bonds 1.2%** | | |
| Kingdom of Sweden, 5.00%, 1/28/09 | 155,180,000 | 22,285 |
| | | 22,285 |
| Total Sweden (Cost $24,405) | | 26,160 |
| **SWITZERLAND 0.2%** | | |
| **Corporate Bonds 0.2%** | | |
| Credit Suisse Group, 6.375%, 6/7/13 (EUR) | 1,129,000 | 1,604 |
| UBS (Jersey Branch) 4.50%, 9/16/19 (Tender 9/16/14) (EUR) | 1,598,000 | 2,042 |
| Total Switzerland (Cost $3,708) | | 3,646 |
| **TURKEY 1.1%** | | |
| **Government Bonds 1.1%** | | |
| Republic of Turkey, 14.00%, 1/19/11 | 9,720,000 | 5,353 |
| Republic of Turkey, 15.00%, 2/10/10 | 15,000,000 | 8,538 |
| Republic of Turkey, 20.00%, 10/17/07 | 11,380,000 | 7,148 |
| Total Turkey (Cost $27,493) | | 21,039 |

| (Cost and value in $ 000s) | Par/Shares | Value |
|---|---|---|
| **UNITED KINGDOM 6.3%** | | |
| **Corporate Bonds 1.6%** | | |
| Barclays, 5.75%, 3/8/11 (EUR) | 1,129,000 | 1,538 |
| BAT International, 5.125%, 7/9/13 (EUR) | 1,549,000 | 2,007 |
| HBOS, 4.375%, 10/30/19 (Tender 10/30/14) (EUR) | 1,223,000 | 1,544 |
| HSBC Bank, 4.25%, 3/18/16 (EUR) | 1,270,000 | 1,621 |
| HSBC Holdings, 9.875%, 4/8/18 | 1,220,000 | 2,815 |
| Imperial Tobacco Finance, 6.875%, 6/13/12 | 1,504,000 | 2,949 |
| MMO2, 6.375%, 1/25/07 (EUR) | 1,035,000 | 1,344 |
| National Grid Transco, 5.00%, 7/2/18 (EUR) | 386,000 | 489 |
| Nationwide Building Society, 3.375%, 8/17/15 (Tender 8/17/10) (EUR) | 1,692,000 | 2,097 |
| Northern Rock, 5.75%, 2/28/17 (1) | 2,004,000 | 3,743 |
| Rolls Royce, 4.50%, 3/16/11 (EUR) | 819,000 | 1,055 |
| Royal Bank of Scotland, 6.00%, 6/29/49 (1) | 1,904,000 | 3,605 |
| Scottish Power, 8.375%, 2/20/17 | 1,223,000 | 2,766 |
| Standard Chartered Bank, 3.625%, 2/3/17 (Tender 2/3/12) (EUR) | 1,504,000 | 1,839 |
| United Utilities Water, 4.25%, 1/24/20 (EUR) | 450,000 | 533 |
| | | 29,945 |
| **Government Bonds 4.7%** | | |
| United Kingdom Treasury, 4.25%, 3/7/11 | 24,950,000 | 45,091 |
| United Kingdom Treasury, 4.25%, 6/7/32 | 25,450,000 | 46,039 |
| | | 91,130 |
| Total United Kingdom (Cost $120,563) | | 121,075 |
| **UNITED STATES 2.4%** | | |
| **Corporate Bonds 2.4%** | | |
| AIG Sunamerica, 5.625%, 2/1/12 (GBP) | 1,504,000 | 2,813 |
| Air Products & Chemicals, 3.875%, 3/10/15 (EUR) | 900,000 | 1,086 |

| | Par/Shares | Value |
|---|---|---|
| (Cost and value in $ 000s) | | |
| Allstate Life Global Funding, 6.375%, 1/17/11 (GBP) | 1,504,000 | 2,890 |
| Altria Finance, 5.625%, 6/24/08 (EUR) | 1,549,000 | 2,035 |
| American Express Credit, 3.625%, 10/13/09 (EUR) | 1,692,000 | 2,134 |
| CIT Group, 4.25%, 9/22/11 (EUR) | 1,200,000 | 1,525 |
| Citigroup, 3.875%, 5/21/10 (EUR) | 1,692,000 | 2,150 |
| Citigroup, 4.75%, 2/10/19 (EUR) | 800,000 | 1,036 |
| Dow Chemical, 4.375%, 6/25/10 (EUR) | 994,000 | 1,277 |
| General Motors Acceptance Corporation 6.00%, 10/16/06 (EUR) | 1,800,000 | 2,297 |
| Goldman Sachs, 4.25%, 8/4/10 (EUR) | 1,299,000 | 1,666 |
| Hertz, 7.875%, 1/1/14 (EUR) (2)(3) | 1,000,000 | 1,313 |
| International Lease Finance, 4.125%, 10/9/08 (EUR) | 1,611,000 | 2,067 |
| JPMorgan Chase, 4.25%, 6/9/11 (EUR) | 1,223,000 | 1,568 |
| JPMorgan Chase, 4.375%, 11/12/19 (Tender 11/12/14) (EUR) (4) | 800,000 | 1,007 |
| MBNA Europe, 4.50%, 1/23/09 (EUR) | 1,035,000 | 1,341 |
| Mellon Funding, 6.375%, 11/8/11 (GBP) | 1,504,000 | 2,916 |
| Merrill Lynch, 4.625%, 10/2/13 (EUR) | 1,223,000 | 1,572 |
| Monumental Global Funding, 5.375%, 3/13/09 (EUR) | 1,223,000 | 1,617 |
| Morgan Stanley, 5.125%, 11/30/15 (GBP) | 2,000,000 | 3,568 |
| Pacific Life Funding, 5.125%, 1/20/15 (GBP) | 1,504,000 | 2,737 |
| Pacific Life Funding, 5.50%, 5/14/09 (EUR) | 1,223,000 | 1,626 |
| Principal Financial Global Funding, 4.50%, 1/22/09 (EUR) | 1,223,000 | 1,577 |
| Tyco International, 5.50%, 11/19/08 (EUR) | 390,000 | 511 |
| Wal-Mart Stores, 4.75%, 1/29/13 (GBP) | 1,504,000 | 2,707 |
| Total United States (Cost $45,835) | | 47,036 |

| | Par/Shares | Value |
|---|---:|---:|
| (Cost and value in $ 000s) | | |
| **SHORT-TERM INVESTMENTS 8.0%** | | |
| **Money Market Funds 8.0%** | | |
| T. Rowe Price Reserve Investment Fund, 5.18% (6)(7) | 153,858,871 | 153,859 |
| Total Short-Term Investments (Cost $153,859) | | 153,859 |
| **SECURITIES LENDING COLLATERAL 4.3%** | | |
| **Money Market Pooled Account 4.3%** | | |
| Investment in money market pooled account managed by JP Morgan Chase Bank, London, 5.138% (6) | 82,819,500 | 82,820 |
| Total Securities Lending Collateral (Cost $82,820) | | 82,820 |

| | Value |
|---|---|
| (Cost and value in $ 000s) | |

**Total Investments in Securities**

**100.7% of Net Assets (Cost $1,889,823)**      $   1,934,019

   [†]  Denominated in the currency of the country of incorporation unless otherwise noted

   [1]  Stepped coupon bond for which the coupon rate of interest will adjust on specified future date(s)

   [2]  Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration only to qualified institutional buyers -- total value of such securities at period end amounts to $3,473 and represents 0.2 % of net assets.

   [3]  All or a portion of this security is on loan at June 30, 2006 - see Note 2

   [4]  Variable Rate; rate shown is effective rate at period-end

   [5]  Non-income producing

   [6]  Seven-day yield

   [7]  Affiliated company - see Note 4

AUD   Australian Dollar
BRL   Brazilian Real
CAD   Canadian Dollar
CNY   Chinese Yuan
CZK   Czech Koruna
DKK   Danish Krone
EUR   Euro
GBP   British Pound
HUF   Hungarian Forint
ILS   Israeli Shekel
JPY   Japanese Yen
KRW   South Korean Won
MXN   Mexican Peso
MYR   Malaysian Ringgit
NOK   Norwegian Krone
NZD   New Zealand Dollar
PHP   Philippines Peso
PLN   Polish Zloty
SEK   Swedish Krona
SGD   Singapore Dollar
THB   Thai Baht
TRY   Turkish Lira
TWD   Taiwan Dollar
USD   U.S. Dollar
ZAR   South African Rand

## Open Forward Currency Exchange Contracts at June 30, 2006 were as follows:

(Amounts in 000s)

| Counterparty | Settlement | Receive | | Deliver | | Unrealized Gain (Loss) | |
|---|---|---|---|---|---|---|---|
| ABN Amro | 8/24/06 | BRL | 15,944 | USD | 6,837 | $ | 425 |
| ABN Amro | 8/24/06 | JPY | 4,737,747 | EUR | 33,798 | | (1,649) |
| ABN Amro | 8/24/06 | MXN | 345,319 | USD | 30,181 | | 322 |
| ABN Amro | 8/24/06 | SEK | 247,255 | USD | 33,991 | | 440 |
| ABN Amro | 8/24/06 | USD | 11,184 | BRL | 25,477 | | (420) |
| Credit Suisse | 7/18/06 | TWD | 265,138 | USD | 8,635 | | (428) |
| Credit Suisse | 7/18/06 | USD | 18,084 | TWD | 570,375 | | 428 |
| Credit Suisse | 7/24/06 | PHP | 231,277 | USD | 4,356 | | (1) |
| Credit Suisse | 8/24/06 | CZK | 74,782 | USD | 3,405 | | (36) |
| Credit Suisse | 8/24/06 | DKK | 28,339 | USD | 4,899 | | (26) |
| Credit Suisse | 8/24/06 | ILS | 20,989 | USD | 4,708 | | 25 |
| Credit Suisse | 8/24/06 | NOK | 23,430 | USD | 3,855 | | (77) |
| Credit Suisse | 8/24/06 | SGD | 7,010 | USD | 4,456 | | (18) |
| Credit Suisse | 8/24/06 | USD | 7,249 | AUD | 9,527 | | 182 |
| Credit Suisse | 8/24/06 | USD | 7,854 | ZAR | 50,475 | | 836 |
| JPMorgan Chase | 8/18/06 | MYR | 67,762 | USD | 18,401 | | 84 |
| JPMorgan Chase | 8/24/06 | CAD | 1,465 | USD | 1,326 | | (10) |
| JPMorgan Chase | 8/24/06 | EUR | 22,360 | USD | 28,398 | | 282 |
| JPMorgan Chase | 8/24/06 | GBP | 20,159 | EUR | 29,682 | | (756) |
| JPMorgan Chase | 8/24/06 | GBP | 2,529 | USD | 4,716 | | (34) |
| JPMorgan Chase | 8/24/06 | ILS | 78,160 | USD | 17,466 | | 158 |
| JPMorgan Chase | 8/24/06 | JPY | 712,919 | USD | 6,362 | | (87) |
| JPMorgan Chase | 8/24/06 | KRW | 37,342,988 | USD | 39,596 | | (168) |
| JPMorgan Chase | 8/24/06 | TRY | 1,454 | USD | 952 | | (58) |
| JPMorgan Chase | 8/24/06 | USD | 1,947 | EUR | 1,508 | | 12 |
| JPMorgan Chase | 8/24/06 | USD | 637 | GBP | 344 | | 0 |
| JPMorgan Chase | 8/24/06 | USD | 38,315 | ILS | 172,889 | | (668) |
| JPMorgan Chase | 8/24/06 | USD | 25,963 | JPY | 2,947,555 | | 19 |
| JPMorgan Chase | 8/24/06 | USD | 13,801 | MXN | 158,171 | | (171) |
| JPMorgan Chase | 8/24/06 | USD | 4,764 | NZD | 7,597 | | 147 |
| JPMorgan Chase | 8/24/06 | USD | 15,367 | PLN | 46,884 | | 616 |
| JPMorgan Chase | 8/24/06 | USD | 1,188 | TRY | 1,630 | | 185 |
| Lehman Brothers | 7/18/06 | TWD | 561,598 | USD | 18,052 | | (667) |

## Open Forward Currency Exchange Contracts at June 30, 2006 were as follows:

(Amounts in 000s)

| Counterparty | Settlement | Receive | | Deliver | | Unrealized Gain (Loss) | |
|---|---|---|---|---|---|---|---|
| Lehman Brothers | 7/18/06 | USD | 16,929 | TWD | 533,941 | $ | 401 |
| Lehman Brothers | 7/24/06 | PHP | 232,671 | USD | 4,356 | | 25 |
| Lehman Brothers | 8/18/06 | USD | 18,144 | MYR | 67,762 | | (341) |
| Lehman Brothers | 8/24/06 | USD | 85,373 | MXN | 951,436 | | 1,328 |
| Lehman Brothers | 10/16/06 | CNY | 141,141 | USD | 18,054 | | (225) |
| Lehman Brothers | 10/16/06 | USD | 16,972 | CNY | 132,738 | | 204 |
| Morgan Stanley | 7/18/06 | TWD | 277,580 | USD | 8,989 | | (396) |
| Morgan Stanley | 9/28/06 | PHP | 445,711 | USD | 8,663 | | (307) |
| Royal Bank of Canada | 8/24/06 | CAD | 25,350 | USD | 22,818 | | (45) |
| Royal Bank of Canada | 8/24/06 | USD | 32,069 | NZD | 51,820 | | 578 |
| State Street Bank | 8/24/06 | CAD | 11,189 | USD | 10,047 | | 4 |
| State Street Bank | 8/24/06 | DKK | 4,480 | USD | 760 | | 10 |
| State Street Bank | 8/24/06 | EUR | 65,499 | USD | 83,115 | | 896 |
| State Street Bank | 8/24/06 | GBP | 926 | USD | 1,709 | | 4 |
| State Street Bank | 8/24/06 | JPY | 1,346,839 | USD | 11,944 | | (89) |
| State Street Bank | 8/24/06 | MXN | 17,374 | USD | 1,519 | | 16 |
| State Street Bank | 8/24/06 | PLN | 2,403 | USD | 760 | | (4) |
| State Street Bank | 8/24/06 | SEK | 5,538 | USD | 760 | | 11 |
| State Street Bank | 8/24/06 | THB | 132,553 | USD | 3,470 | | (1) |
| State Street Bank | 8/24/06 | TRY | 1,959 | USD | 1,128 | | 78 |
| State Street Bank | 8/24/06 | USD | 15,488 | CAD | 17,222 | | 17 |
| State Street Bank | 8/24/06 | USD | 8,292 | EUR | 6,501 | | (46) |
| State Street Bank | 8/24/06 | USD | 54,906 | GBP | 29,924 | | (483) |
| State Street Bank | 8/24/06 | USD | 2,576 | HUF | 533,056 | | 176 |
| State Street Bank | 8/24/06 | USD | 11,594 | JPY | 1,286,365 | | 271 |
| State Street Bank | 8/24/06 | USD | 6,816 | MXN | 77,110 | | 5 |
| State Street Bank | 8/24/06 | USD | 26,663 | TRY | 37,523 | | 3,574 |
| State Street Bank | 10/16/06 | USD | 1,076 | CNY | 8,402 | | 15 |
| UBS | 8/24/06 | JPY | 25,430,247 | USD | 233,721 | | (9,882) |

| | | |
|---|---|---|
| Net unrealized gain (loss) on open forward currency exchange contracts | $ | (5,319) |

**Open Futures Contracts at June 30, 2006 were as follows:**

($ 000s)

| | Expiration | | Contract Value | | Unrealized Gain (Loss) |
|---|---|---|---|---|---|
| Short, 203 U.S. Treasury ten year contracts, $591 pledged as initial margin | 9/06 | $ | (21,286) | $ | 77 |
| Short, 24 JPY Treasury ten year contracts, $755 pledged as initial margin | 9/06 | | (27,196) | | (12) |
| Net payments (receipts) of variation margin to date | | | | | 2,214 |
| Variation margin receivable (payable) on open futures contracts | | | | $ | 2,279 |

The accompanying notes are an integral part of these financial statements.

# T. Rowe Price International Bond Fund

## STATEMENT OF ASSETS AND LIABILITIES

(In thousands except shares and per share amounts)

### Assets

| | |
|---|---:|
| Investments in securities, at value | |
| Non-affiliated companies (cost $1,735,964) | $ 1,780,160 |
| Affiliated companies (cost $153,859) | 153,859 |
| Total investments in securities | 1,934,019 |
| Foreign currency (cost $62,391) | 62,915 |
| Interest receivable | 37,312 |
| Receivable for investment securities sold | 30,592 |
| Receivable for shares sold | 4,267 |
| Cash | 20 |
| Other assets | 123,100 |
| Total assets | 2,192,225 |

### Liabilities

| | |
|---|---:|
| Obligation to return securities lending collateral | 82,820 |
| Payable for investment securities purchased | 58,773 |
| Investment management fees payable | 1,024 |
| Payable for shares redeemed | 816 |
| Due to affiliates | 152 |
| Other liabilities | 128,752 |
| Total liabilities | 272,337 |

| | |
|---|---:|
| **NET ASSETS** | **$ 1,919,888** |

**Net Assets Consist of:**

| | |
|---|---:|
| Undistributed net investment income | $ 25 |
| Undistributed net realized gain | 4,634 |
| Net unrealized gain | 38,444 |
| Paid-in capital applicable to 202,194,962 shares of $0.01 par value capital stock outstanding; 2,000,000,000 shares of the Corporation authorized | 1,876,785 |
| **NET ASSETS** | **$ 1,919,888** |

## Statement of Assets and Liabilities

**NET ASSET VALUE PER SHARE**

**Investor Class**
**($1,808,032,520 / 190,398,663 shares outstanding)**                    $          9.50

**Advisor Class**
**($111,855,946 / 11,796,299 shares outstanding)**                       $          9.48

The accompanying notes are an integral part of these financial statements.

## Statement of Operations

($ 000s)

|  | 6 Months Ended 6/30/06 |
|---|---|
| **Investment Income (Loss)** | |
| Income | |
| Interest | $ 32,267 |
| Dividend | 2,652 |
| Securities lending | 56 |
| Total income | 34,975 |
| Expenses | |
| Investment management | 5,868 |
| Shareholder servicing | |
| Investor Class | 1,115 |
| Advisor Class | 21 |
| Custody and accounting | 282 |
| Rule 12b-1 fees | |
| Advisor Class | 125 |
| Prospectus and shareholder reports | |
| Investor Class | 100 |
| Advisor Class | 20 |
| Proxy and annual meeting | 43 |
| Registration | 37 |
| Legal and audit | 16 |
| Directors | 7 |
| Miscellaneous | 8 |
| Total expenses | 7,642 |
| Net investment income | 27,333 |
| **Realized and Unrealized Gain (Loss)** | |
| Net realized gain (loss) | |
| Securities | (1,457) |
| Futures | 1,681 |
| Foreign currency transactions | 22,330 |
| Net realized gain | 22,554 |

Unaudited

## Statement of Operations

($ 000s)

|  | 6 Months Ended 6/30/06 |
|---|---|
| Change in net unrealized gain (loss) |  |
| Securities | 17,110 |
| Futures | 242 |
| Other assets and liabilities denominated in foreign currencies | (5,905) |
| Change in net unrealized gain | 11,447 |
| Net realized and unrealized gain | 34,001 |
| **INCREASE IN NET ASSETS FROM OPERATIONS** | **$ 61,334** |

The accompanying notes are an integral part of these financial statements.

Unaudited

## STATEMENT OF CHANGES IN NET ASSETS

($ 000s)

| | 6 Months Ended 6/30/06 | Year Ended 12/31/05 |
|---|---:|---:|
| **Increase (Decrease) in Net Assets** | | |
| Operations | | |
| Net investment income | $ 27,333 | $ 48,146 |
| Net realized gain | 22,554 | 25,814 |
| Change in net unrealized gain (loss) | 11,447 | (230,546) |
| Increase (decrease) in net assets from operations | 61,334 | (156,586) |
| | | |
| Distributions to shareholders | | |
| Net investment income | | |
| Investor Class | (25,872) | (26,404) |
| Advisor Class | (1,449) | (1,161) |
| Net realized gain | | |
| Investor Class | (15,549) | (46,930) |
| Advisor Class | (863) | (2,365) |
| Decrease in net assets from distributions | (43,733) | (76,860) |
| | | |
| Capital share transactions* | | |
| Shares sold | | |
| Investor Class | 307,334 | 567,596 |
| Advisor Class | 41,886 | 73,729 |
| Distributions reinvested | | |
| Investor Class | 36,986 | 66,671 |
| Advisor Class | 2,226 | 3,430 |
| Shares redeemed | | |
| Investor Class | (147,261) | (481,326) |
| Advisor Class | (18,191) | (48,647) |
| Redemption fees received | 92 | 237 |
| Increase in net assets from capital share transactions | 223,072 | 181,690 |
| | | |
| **Net Assets** | | |
| Increase (decrease) during period | 240,673 | (51,756) |
| Beginning of period | 1,679,215 | 1,730,971 |
| **End of period** | **$ 1,919,888** | **$ 1,679,215** |
| | | |
| Undistributed net investment income | 25 | 13 |

## STATEMENT OF CHANGES IN NET ASSETS

|  | 6 Months Ended 6/30/06 | Year Ended 12/31/05 |
|---|---|---|
| *Share information |  |  |
| Shares sold |  |  |
| Investor Class | 32,458 | 56,936 |
| Advisor Class | 4,441 | 7,374 |
| Distributions reinvested |  |  |
| Investor Class | 3,907 | 6,655 |
| Advisor Class | 236 | 344 |
| Shares redeemed |  |  |
| Investor Class | (15,587) | (49,522) |
| Advisor Class | (1,938) | (5,056) |
| Increase in shares outstanding | 23,517 | 16,731 |

The accompanying notes are an integral part of these financial statements.

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price International Funds, Inc. (the corporation), is registered under the Investment Company Act of 1940 (the 1940 Act). The International Bond Fund (the fund), a nondiversified, open-end management investment company, is one portfolio established by the corporation. The fund seeks to provide high current income and capital appreciation by investing primarily in high-quality, nondollar-denominated bonds outside the U.S. The fund has two classes of shares: the International Bond Fund original share class, referred to in this report as the Investor Class, offered since September 10, 1986, and the International Bond Fund – Advisor Class (Advisor Class), offered since March 31, 2000. Advisor Class shares are sold only through unaffiliated brokers and other unaffiliated financial intermediaries that are compensated by the class for distribution, shareholder servicing, and/or certain administrative services under a Board-approved Rule 12b-1 plan. Each class has exclusive voting rights on matters related solely to that class, separate voting rights on matters that relate to both classes, and, in all other respects, the same rights and obligations as the other class.

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates made by fund management. Fund management believes that estimates and security valuations are appropriate; however, actual results may differ from those estimates, and the security valuations reflected in the financial statements may differ from the value the fund ultimately realizes upon sale of the securities.

**Valuation**  The fund values its investments and computes its net asset value per share at the close of the New York Stock Exchange (NYSE), normally 4 p.m. ET, each day that the NYSE is open for business. Debt securities are generally traded in the over-the-counter market. Securities with original maturities of one year or more are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Securities with original maturities of less than one year are stated at fair value, which is determined by using a matrix system that establishes a value for each security based on bid-side money market yields.

Equity securities listed or regularly traded on a securities exchange or in the over-the-counter (OTC) market are valued at the last quoted sale price or, for certain markets, the official closing price at the time the valuations are made, except for OTC Bulletin Board securities, which are valued at the mean of the latest bid and asked prices. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Listed securities not traded on a particular day are valued at the mean of the latest bid and asked prices for domestic securities and the last quoted sale price for international securities.

Investments in mutual funds are valued at the mutual fund's closing net asset value per share on the day of valuation. Financial futures contracts are valued at closing settlement prices. Forward currency exchange contracts are valued using the prevailing forward exchange rate.

Other investments, including restricted securities, and those for which the above valuation procedures are inappropriate or are deemed not to reflect fair value are stated at fair value as determined in good faith by the T. Rowe Price Valuation Committee, established by the fund's Board of Directors.

Most foreign markets close before the close of trading on the NYSE. If the fund determines that developments between the close of a foreign market and the close of the NYSE will, in its judgment, materially affect the value of some or all of its portfolio securities, which in turn will affect the fund's share price, the fund will adjust the previous closing prices to reflect the fair value of the securities as of the close of the NYSE, as determined in good faith by the T. Rowe Price Valuation Committee, established by the fund's Board of Directors. A fund may also fair value securities in other situations, such as when a particular foreign market is closed but the fund is open. In deciding whether to make fair value adjustments, the fund reviews a variety of factors, including developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. The fund uses outside pricing services to provide it with closing market prices and information used for adjusting those prices. The fund cannot predict when and how often it will use closing prices and when it will adjust those prices to reflect fair value. As a means of evaluating its fair value process, the fund routinely compares closing market prices, the next day's opening prices in the same markets, and adjusted prices.

**Currency Translation**  Assets, including investments, and liabilities denominated in foreign currencies are translated into U.S. dollar values each day at the prevailing exchange rate, using the mean of the bid and asked prices of such currencies against U.S. dollars as quoted by a major bank. Purchases and sales of securities, income, and expenses are translated into U.S. dollars at the prevailing exchange rate on the date of the transaction. The effect of changes in foreign currency exchange rates on realized and unrealized security gains and losses is reflected as a component of security gains and losses.

**Class Accounting**  The Advisor Class pays distribution, shareholder servicing, and/or certain administrative expenses in the form of Rule 12b-1 fees, in an amount not exceeding 0.25% of the class's average daily net assets. Shareholder servicing, prospectus, and shareholder report expenses incurred by each class are charged directly to the class to which they relate. Expenses common to both classes and investment income are allocated to the classes based upon the relative daily net assets of each class's settled shares; realized and unrealized gains and losses are allocated based upon the relative daily net assets of each class's outstanding shares.

**Credits**  The fund earns credits on temporarily uninvested cash balances at the custodian that reduce the fund's custody charges. Custody expense in the accompanying financial statements is presented before reduction for credits.

**Redemption Fees**  A 2% fee is assessed on redemptions of Investor Class and Advisor Class fund shares held less than 90 days/3 months to deter short-term trading and to protect the interests of long-term shareholders. Redemption fees are withheld from proceeds that shareholders receive from the sale or exchange of fund shares. The fees are paid to the fund, and are recorded as an increase to paid-in capital. The fees may cause the redemption price per share to differ from the net asset value per share.

**Investment Transactions, Investment Income, and Distributions**  Income and expenses are recorded on the accrual basis. Premiums and discounts on debt securities are amortized for financial reporting purposes. Dividends received from mutual fund investments are reflected as dividend income; capital gain distributions are reflected as realized gain/loss. Dividend income and capital gain distributions are recorded on the ex-dividend date. Investment transactions are accounted for on the trade date. Realized gains and losses are reported on the identified cost basis. Payments ("variation margin") made or received to settle the daily fluctuations in the value of futures contracts are recorded as unrealized gains or losses until the contracts are closed. Unsettled variation margin on futures contracts is reflected as other assets or liabilities, and unrealized gains and losses on futures contracts are reflected as the change in net unrealized gain or loss in the accompanying financial statements. Unrealized gains and losses on forward currency exchange contracts are reflected as the change in net unrealized gain or loss in the accompanying financial statements. Distributions to shareholders are recorded on the ex-dividend date. Income distributions are declared by each class on a daily basis and paid monthly. Capital gain distributions, if any, are declared and paid by the fund, typically on an annual basis.

## NOTE 2 - INVESTMENT TRANSACTIONS

Consistent with its investment objective, the fund engages in the following practices to manage exposure to certain risks or to enhance performance. The investment objective, policies, program, and risk factors of the fund are described more fully in the fund's prospectus and Statement of Additional Information.

**Emerging Markets**  At June 30, 2006, approximately 11% of the fund's net assets were invested in securities of companies located in emerging markets or issued by governments of emerging market countries or denominated in or linked to the currencies of emerging market countries. Future economic or political developments could adversely affect the liquidity or value, or both, of such securities.

**Restricted Securities**  The fund may invest in securities that are subject to legal or contractual restrictions on resale. Although certain of these securities may be readily sold, for example, under Rule 144A, others may be illiquid, their sale may involve substantial delays and additional costs, and prompt sale at an acceptable price may be difficult.

**Forward Currency Exchange Contracts**  During the six months ended June 30, 2006, the fund was a party to forward currency exchange contracts under which it is obligated to exchange currencies at specified future dates and exchange rates. Risks arise from the possible inability of counterparties to meet the terms of their agreements and from movements in currency values.

**Futures Contracts**  During the six months ended June 30, 2006, the fund was a party to futures contracts, which provide for the future sale by one party and purchase by another of a specified amount of a specific financial instrument at an agreed upon price, date, time, and place. Risks arise from possible illiquidity of the futures market and from movements in security values and/or interest rates.

**Securities Lending**  The fund lends its securities to approved brokers to earn additional income. It receives as collateral cash and U.S. government securities valued at 102% to 105% of the value of the securities on loan. Cash collateral is invested in a money market pooled account managed by the fund's lending agent in accordance with investment guidelines approved by fund management. Collateral is maintained over the life of the loan in an amount not less than the value of loaned securities, as determined at the close of fund business each day; any additional collateral required due to changes in security values is delivered to the fund the next business day. Although risk is mitigated by the collateral, the fund could experience a delay in recovering its securities and a possible loss of income or value if the borrower fails to return the securities. Securities lending revenue recognized by the fund consists of earnings on invested collateral and borrowing fees, net of any rebates to the borrower and compensation to the lending agent. At June 30, 2006, the value of loaned securities was $74,587,000; aggregate collateral consisted of $82,820,000 in the money market pooled account.

**Other**  Purchases and sales of portfolio securities, other than short-term securities, aggregated $992,170,000 and $956,071,000, respectively, for the six months ended June 30, 2006.

## NOTE 3 - FEDERAL INCOME TAXES

No provision for federal income taxes is required since the fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and distribute to shareholders all of its taxable income and gains. Federal income tax regulations differ from generally accepted accounting principles; therefore, distributions determined in accordance with tax regulations may differ in amount or character from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character. Financial records are not adjusted for temporary differences. The amount and character of tax-basis distributions and composition of net assets are finalized at fiscal year-end; accordingly, tax-basis balances have not been determined as of June 30, 2006.

For tax purposes, the fund has elected to treat net capital losses realized between November 1 and December 31 of each year as occurring on the first day of the following tax year; consequently, $11,979,000 of realized losses recognized for financial reporting purposes in the year ended December 31, 2005, were recognized for tax purposes on January 1, 2006.

At June 30, 2006, the cost of investments for federal income tax purposes was $1,889,823,000. Net unrealized gain aggregated $38,444,000 at period-end, of which $78,411,000 related to appreciated investments and $39,967,000 related to depreciated investments.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The fund is managed by T. Rowe Price International, Inc. (the manager), a wholly owned subsidiary of T. Rowe Price Associates, Inc. (Price Associates), which is wholly owned by T. Rowe Price Group, Inc. The investment management agreement between the fund and the manager provides for an annual investment management fee, which is computed daily and paid monthly. The fee consists of an individual fund fee, equal to 0.35% of the fund's average daily net assets, and a group fee. The group fee rate is calculated based on the combined net assets of certain mutual funds sponsored by Price Associates (the group) applied to a graduated fee schedule, with rates ranging from 0.48% for the first $1 billion of assets to 0.29% for assets in excess of $160 billion. The fund's group fee is determined by applying the group fee rate to the fund's average daily net assets. At June 30, 2006, the effective annual group fee rate was 0.31%.

In addition, the fund has entered into service agreements with Price Associates and two wholly owned subsidiaries of Price Associates (collectively, Price). Price Associates computes the daily share prices and provides certain other administrative services to the fund. T. Rowe Price Services, Inc., provides shareholder and administrative services in its capacity as the fund's transfer and dividend disbursing agent. T. Rowe Price Retirement Plan Services, Inc., provides subaccounting and recordkeeping services for certain retirement accounts invested in the Investor Class. For the six months ended June 30, 2006, expenses incurred pursuant to these service agreements were $69,000 for Price Associates, $311,000 for T. Rowe Price Services, Inc., and $10,000 for T. Rowe Price Retirement Plan Services, Inc. The total amount payable at period-end pursuant to these service agreements is reflected as Due to Affiliates in the accompanying financial statements.

The fund is also one of several mutual funds sponsored by Price Associates (underlying Price funds) in which the T. Rowe Price Spectrum Funds (Spectrum Funds) may invest. The Spectrum Funds do not invest in the underlying Price funds for the purpose of exercising management or control. Pursuant to a special servicing agreement, expenses associated with the operation of the Spectrum Funds are borne by each underlying Price fund to the extent of estimated savings to it and in proportion to the average daily value of its shares owned by the Spectrum Funds. Expenses allocated under this agreement are reflected as shareholder servicing expense in the accompanying financial statements. For the six months ended June 30, 2006, the fund was allocated $371,000 of Spectrum Funds' expenses, of which $282,000 related to services provided by Price. The amount payable at period-end pursuant to this agreement is reflected as Due to Affiliates in the accompanying financial statements. At June 30, 2006, approximately 25% of the outstanding shares of the Investor Class were held by the Spectrum Funds.

The fund may invest in the T. Rowe Price Reserve Investment Fund and the T. Rowe Price Government Reserve Investment Fund (collectively, the T. Rowe Price Reserve Funds), open-end management investment companies managed by Price Associates and affiliates of the fund. The T. Rowe Price Reserve Funds are offered as cash management options to mutual funds, trusts, and other accounts managed by Price Associates and/or its affiliates, and are not available for direct purchase by members of the public. The T. Rowe Price Reserve Funds pay no investment management fees. During the six months ended June 30, 2006, dividend income from the T. Rowe Price Reserve Funds totaled $2,652,000, and the value of shares of the T. Rowe Price Reserve Funds held at June 30, 2006, and December 31, 2005, was $153,859,000 and $93,369,000, respectively.

## Information on Proxy Voting Policies, Procedures, and Records

A description of the policies and procedures used by T. Rowe Price funds and portfolios to determine how to vote proxies relating to portfolio securities is available in each fund's Statement of Additional Information, which you may request by calling 1-800-225-5132 or by accessing the SEC's Web site, www.sec.gov. The description of our proxy voting policies and procedures is also available on our Web site, www.troweprice.com. To access it, click on the words "Company Info" at the top of our homepage for individual investors. Then, in the window that appears, click on the "Proxy Voting Policy" navigation button in the top left corner.

Each fund's most recent annual proxy voting record is available on our Web site and through the SEC's Web site. To access it through our Web site, follow the directions above, then click on the words "Proxy Voting Record" at the bottom of the Proxy Voting Policy page.

## How to Obtain Quarterly Portfolio Holdings

The fund files a complete schedule of portfolio holdings with the Securities and Exchange Commission for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available electronically on the SEC's Web site (www.sec.gov); hard copies may be reviewed and copied at the SEC's Public Reference Room, 450 Fifth St. N.W., Washington, DC 20549. For more information on the Public Reference Room, call 1-800-SEC-0330.

## Approval of Investment Management Agreement

On March 8, 2006, the fund's Board of Directors unanimously approved the investment advisory contract (Contract) between the fund and its investment manager, T. Rowe Price International, Inc. (Manager). The Board considered a variety of factors in connection with its review of the Contract, also taking into account information provided by the Manager during the course of the year, as discussed below:

**Services Provided by the Manager**
The Board considered the nature, quality, and extent of the services provided to the fund by the Manager. These services included, but were not limited to, management of the fund's portfolio and a variety of activities related to portfolio management. The Board also reviewed the background and experience of the Manager's senior management team and investment personnel involved in the management of the fund. The Board concluded that it was satisfied with the nature, quality, and extent of the services provided by the Manager.

**Investment Performance of the Fund**
The Board reviewed the fund's average annual total return over the 1-, 3-, 5-, and 10-year periods as well as the fund's year-by-year returns and compared these returns with previously agreed upon comparable performance measures and market data, including those supplied by Lipper and Morningstar, which are independent providers of mutual fund data. On the basis of this evaluation and the Board's ongoing review of investment results, the Board concluded that the fund's performance was satisfactory.

**Costs, Benefits, Profits, and Economies of Scale**
The Board reviewed detailed information regarding the revenues received by the Manager under the Contract and other benefits that the Manager (and its affiliates) may have realized from its relationship with the fund, including research received under "soft dollar" agreements. The Board noted that the use of soft dollars as a means of paying for third-party, non-broker research had been eliminated. The Board also received information on the estimated costs incurred and profits realized by the Manager and its affiliates from advising T. Rowe Price mutual funds, as well as estimates of the gross profits realized from managing the fund in particular. The Board concluded that the Manager's profits were reasonable in light of the services provided to the fund. The Board also considered whether the fund or other funds benefit under the fee levels set forth in the Contract from any economies of scale realized by the Manager. Under the Contract, the fund pays a fee to the Manager composed of two components—a group fee rate based on the aggregate assets of certain T. Rowe Price mutual funds (including the fund) that declines at certain asset levels and an individual fund fee rate that is assessed on the assets of the fund. The Board concluded that the advisory fee structure for the fund continued to provide for a reasonable sharing of benefits from any economies of scale with the fund's investors.

## Approval of Investment Management Agreement (continued)

**Fees**

The Board reviewed the fund's management fee rate, operating expenses, and total expense ratio (for the Investor Class and the Advisor Class) and compared them with fees and expenses of other comparable funds based on information and data supplied by Lipper. The information provided to the Board indicated that the fund's management fee rate and expense ratio (for both classes) were generally at or below the median for comparable funds. The Board also reviewed the fee schedules for comparable privately managed accounts of the Manager and its affiliates. Management informed the Board that the Manager's responsibilities for privately managed accounts are more limited than its responsibilities for the fund and other T. Rowe Price mutual funds that it or its affiliates advise. On the basis of the information provided, the Board concluded that the fees paid by the fund under the Contract were reasonable.

**Approval of the Contract**

As noted, the Board approved the continuation of the Contract. No single factor was considered in isolation or to be determinative to the decision. Rather, the Board concluded, in light of a weighting and balancing of all factors considered, that it was in the best interests of the fund to approve the continuation of the Contract, including the fees to be charged for services thereunder.

## Annual Meeting Results

The T. Rowe Price International Bond Fund held an annual meeting on April 19, 2006, to elect directors to serve on the board of the fund and to consider simplifying the industry concentration fundamental policy for the fund.

The results of the voting were as follows (by number of shares):

**To elect the directors listed below:**

*Jeremiah E. Casey*

| | |
|---|---|
| Affirmative: | 718,136,060.446 |
| Withhold: | 13,989,752.038 |
| Total: | 732,125,812.484 |

*Anthony W. Deering*

| | |
|---|---|
| Affirmative: | 718,360,423.754 |
| Withhold: | 13,765,388.730 |
| Total: | 732,125,812.484 |

*Donald W. Dick, Jr.*

| | |
|---|---|
| Affirmative: | 718,146,828.959 |
| Withhold: | 13,978,983.525 |
| Total: | 732,125,812.484 |

*David K. Fagin*

| | |
|---|---|
| Affirmative: | 717,789,794.581 |
| Withhold: | 14,336,017.903 |
| Total: | 732,125,812.484 |

*Karen N. Horn*

| | |
|---|---|
| Affirmative: | 718,145,789.555 |
| Withhold: | 13,980,022.929 |
| Total: | 732,125,812.484 |

*Theo C. Rodgers*

| | |
|---|---|
| Affirmative: | 718,434,612.612 |
| Withhold: | 13,691,199.872 |
| Total: | 732,125,812.484 |

*John G. Schreiber*

| | |
|---|---|
| Affirmative: | 718,195,177.626 |
| Withhold: | 13,930,634.858 |
| Total: | 732,125,812.484 |

*Edward C. Bernard*

| | |
|---|---|
| Affirmative: | 718,140,841.520 |
| Withhold: | 13,984,970.964 |
| Total: | 732,125,812.484 |

*Brian C. Rogers*

| | |
|---|---|
| Affirmative: | 718,301,175.457 |
| Withhold: | 13,824,637.027 |
| Total: | 732,125,812.484 |

**To simplify the industry concentration fundamental policy:**

| | |
|---|---|
| Affirmative: | 88,970,569.569 |
| Against: | 3,336,288.504 |
| Abstain: | 2,598,721.020 |
| Broker Nonvotes: | 19,805,905.000 |
| Total: | 114,711,484.093 |

This page contains supplementary information that is not part of the shareholder report.

# Investment Services and Information

## KNOWLEDGEABLE SERVICE REPRESENTATIVES

**By Phone 1-800-225-5132.** Available Monday through Friday from 7 a.m. until midnight ET and weekends from 8:30 a.m. until 5 p.m. ET.

**In Person.** Available in T. Rowe Price Investor Centers. Please call a service representative at 1-800-225-5132 or visit the Web at troweprice.com/investorcenter to locate a center near you.

## ACCOUNT SERVICES

**Automated 24-Hour Services Including Tele\*Access**[SM] and Account Access through the T. Rowe Price Web site on the Internet. Address: troweprice.com.

**Automatic Investing.** From your bank account or paycheck.

**Automatic Withdrawal.** Scheduled, automatic redemptions.

**IRA Rebalancing.** Automatically rebalanced to ensure that your accounts reflect your desired asset allocations.

## BROKERAGE SERVICES[†]

**Individual Investments.** Stocks, bonds, options, mutual funds, and other securities at a competitive commission.

## INVESTMENT INFORMATION

**Consolidated Statement.** Overview of all of your accounts.

**Shareholder Reports.** Manager reviews of their strategies and results.

**T. Rowe Price Report.** Quarterly investment newsletter.

**Performance Update.** Quarterly review of all T. Rowe Price fund results.

**Insights.** Educational reports on investment strategies and markets.

**Investment Guides.** Asset Mix Worksheet; Diversifying Overseas: A Guide to International Investing; Retirement Planning Kit; and Retirement Readiness Guide.

[†] T. Rowe Price Brokerage is a division of T. Rowe Price Investment Services, Inc., member NASD/SIPC.

# T. Rowe Price Mutual Funds

This page contains supplementary information that is not part of the shareholder report.

## STOCK FUNDS

### Domestic

Blue Chip Growth *
Capital Appreciation *
Capital Opportunity *
Developing Technologies
Diversified Mid-Cap Growth
Diversified Small-Cap Growth
Dividend Growth *
Equity Income *
Equity Index 500
Extended Equity Market Index
Financial Services
Growth & Income
Growth Stock *
Health Sciences
Media & Telecommunications
Mid-Cap Growth * †
Mid-Cap Value * †
New America Growth *
New Era
New Horizons
Real Estate *
Science & Technology *
Small-Cap Stock * †
Small-Cap Value * †
Spectrum Growth
Tax-Efficient Growth
Tax-Efficient Multi-Cap Growth
Total Equity Market Index
Value *

## BLENDED ASSET FUNDS

Balanced
Personal Strategy Balanced
Personal Strategy Growth
Personal Strategy Income
Retirement 2005

## BLENDED ASSET FUNDS (CONT.)

Retirement 2010 *
Retirement 2015
Retirement 2020 *
Retirement 2025
Retirement 2030 *
Retirement 2035
Retirement 2040 *
Retirement 2045
Retirement Income *
Tax-Efficient Balanced

## BOND FUNDS

### Domestic Taxable

Corporate Income
GNMA
High Yield * †
Inflation Protected Bond
New Income *
Short-Term Bond *
Spectrum Income
Summit GNMA
U.S. Bond Index
U.S. Treasury Intermediate
U.S. Treasury Long-Term

### Domestic Tax-Free

California Tax-Free Bond
Georgia Tax-Free Bond
Maryland Short-Term
   Tax-Free Bond
Maryland Tax-Free Bond
New Jersey Tax-Free Bond
New York Tax-Free Bond
Summit Municipal Income
Summit Municipal Intermediate
Tax-Free High Yield
Tax-Free Income *

## BOND FUNDS (CONT.)

Tax-Free Short-Intermediate
Virginia Tax-Free Bond

## MONEY MARKET FUNDS

### Taxable

Prime Reserve
Summit Cash Reserves
U.S. Treasury Money

### Tax-Free

California Tax-Free Money
Maryland Tax-Free Money
New York Tax-Free Money
Summit Municipal Money Market
Tax-Exempt Money

## INTERNATIONAL/GLOBAL FUNDS

### Stock

Emerging Europe &
   Mediterranean
Emerging Markets Stock
European Stock
Global Stock *
Global Technology
International Discovery
International Equity Index
International Growth & Income *
International Stock *
Japan
Latin America
New Asia
Spectrum International

### Bond

Emerging Markets Bond
International Bond *

---

*For more information about T. Rowe Price funds or services, please contact us directly at 1-800-225-5132. Request a prospectus or a briefer profile; each includes investment objectives, risks, fees, expenses, and other information that you should read and consider carefully before investing.*

*Investments in the money market funds are not insured or guaranteed by the FDIC or any other government agency. Although the funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.*

* T. Rowe Price Advisor Class available for these funds. The T. Rowe Price Advisor Class is offered only through financial intermediaries. For more information about T. Rowe Price Advisor Class funds, contact your financial professional or call T. Rowe Price at 1-877-804-2315.

† Closed to new investors except for a direct rollover from a retirement plan into a T. Rowe Price IRA.



T. Rowe Price Investment Services, Inc.
100 East Pratt Street
Baltimore, MD 21202